Exhibit (s)

Calculation of Filing Fee Tables

Table 1: Transaction Valuation

		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 34,457,632.01	0.0001381	$ 4,758.60
Fees Previously Paid
	Total Transaction Valuation:	$ 34,457,632.01
	Total Fees Due for Filing:			$ 4,758.60
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 4,758.60

Offering Note

(1) Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the shares outstanding and 99% of the net asset value of the Trust rounded to four decimal places as of April 6, 2026.

Calculated at $138.10 per $1,000,000 of the Transaction Value.

Table 2: Fee Offset Claims and Sources	☑ Not Applicable

		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A